July 11, 2025

Mayer Brown LLP

1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500

F: +1 212 262 1910

mayerbrown.com

John P. Berkery

Partner

T: +1 212 506 2552

F: +1 212 849 5552

JBerkery@mayerbrown.com

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, DC 20549 Attention: Eric Envall and James Lopez

Re:	Onity Group Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 2, 2025 File No. 333-287172

Dear Mr. Envall and Mr. Lopez:

On behalf of our client, Onity Group Inc (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”), dated June 6, 2025, regarding its Amendment No. 1 to the Registration Statement on Form S-3 filed on June 2, 2025 by the Company (as amended, the “Registration Statement”). For ease of reference, the Staff’s comments have been repeated below in bold type, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-3/A

Correspondence dated June 2, 2025

General

1.	We note your response and revised cover page disclosure. The revised disclosure regarding “fixed or negotiated prices” or quoted prices if/when listed does not constitute a method or formula for a sales price. Please revise to provide a price or method or formula. Alternatively, you may consider Rule 430B.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the cover page, as well as sections “About This Prospectus” on page 2 and “Plan of Distribution” on pages 22 and 23, to add disclosure which explains that the Selling Stockholders will use a prospectus supplement which will set forth the terms of the offer and sale of Shares in instances where the Selling Stockholder are selling the Shares pursuant to the Registration Statement prior to the time the Series B Preferred Stock is listed on a securities exchange or in connection with an underwritten offering of the Shares whether or not the Series B Preferred Stock is listed on a securities exchange. The added disclosure also explains that if any of the Selling Stockholders offers and sells its Shares at any time after the Series B Preferred Stock is listed on a securities exchange, the Selling Shareholders expect that the offer and sale prices for such Shares will be based upon prevailing market prices for the Shares and, in such instances other than in connection with an underwritten offering, a supplement to the prospectus may not be used in connection with such offers and sales unless required by law.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership) and Tauil & Chequer Advogados (a Brazilian law partnership).

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Mayer Brown LLP

Securities and Exchange Commission

July 11, 2025

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, John P. Berkery, at (212) 506-2552.

Sincerely,

/s/ John P. Berkery
John P. Berkery Partner

cc:	Glen Messina, President and Chief Executive Officer
Leah E. Hutton, Senior Vice President and Deputy General Counsel